Filed pursuant to Rule 424(b)(3)

File No. 333-252344

COINSHARES VALKYRIE BITCOIN FUND

(the “Trust”)

Supplement dated August 23, 2024

to

Prospectus dated January 10, 2024, as amended February 1, 2024, and June 14, 2024

This supplement updates the prospectus of the Trust dated January 10, 2024, as amended February 1, 2024, and June 14, 2024, with the following information. It should be read in its entirety and kept together with your prospectus(es) for future reference.

Departure of Jared Demark

Effective September 30, 2024 (the “Effective Date”), Jared Demark, having provided notice of his resignation, shall cease serving as chief executive officer (principal executive officer) of CoinShares Co. (the “Sponsor”).

Appointment of Jean-Marie Mognetti

In connection with Jared Demark’s resignation as principal executive officer of the Sponsor, on the Effective Date, Jean-Marie Mognetti will serve as principal executive officer of the Sponsor.

Jean-Marie Mognetti, Principal Executive Officer

Jean-Marie Mognetti is the CEO and Co-founder of CoinShares International Limited (“CoinShares”), a leading European investment company specializing in digital assets. CoinShares is the parent company of the Sponsor. Mr. Mognetti holds a Master’s in Mathematical Trading and Finance from Sir John Cass Business School. He is a seasoned commodity trader, having developed advanced expertise in areas such as quantitative analysis, risk management, and alpha generation. His skills extend to managing trading programs focused on macroeconomic commodities, notably cryptocurrencies. Before co-founding CoinShares in 2014, Mr. Mognetti served as a quantitative trader at Hermes Commodities Fund Managers. His role there was instrumental in establishing and implementing trading strategies based on rigorous quantitative risk management approaches.